

16012712

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 38 Degree Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4370 Alpine Road, Suite 209
(No. and Street)

Portola Valley	CA	94028
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vito Palermo — 650-279-6841
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 East Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vito Palermo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 38 Degree Advisors, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

See Attached Acknowledgement

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report. N/A
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. NONE

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo)

On February 23rd 2016 before me, Briony Bierly, Notary Public
(insert name and title of the officer)

personally appeared Vito Palermo,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


BRIONY BIERLY
COMM. # 2057045
NOTARY PUBLIC · CALIFORNIA
SAN MATEO COUNTY
My Commission Expires
MARCH 6, 2018
JAS1
JAS1

Signature ______________________ **(Seal)**



38 DEGREE ADVISORS, INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

December 31, 2015

38 DEGREE ADVISORS, INC.

CONTENTS



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Shareholders of 38 Degree Advisors, Inc.

We have audited the accompanying financial statements of 38 Degree Advisors, Inc. which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in ownership equity, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the 38 Degree Advisors, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 38 Degree Advisors, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of 38 Degree Advisors, Inc.'s financial statements. The supplemental information is the responsibility of 38 Degree Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 23, 2016

38 DEGREE ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

Assets		
Cash	$	49,466
Accounts receivable		138,616
Property and equipment, net		2,818
Investment in Secret Golf Inc.		49,999
Other assets		21,072
Total assets	$	261,971
Liabilities and shareholder's equity		
Liabilities		
Accrued liabilities	$	11,025
Total liabilities		11,025
Shareholder's equity		
Shareholder's equity		99,791
Retained earnings		151,155
Total shareholder's equity		250,946
Total liabilities and shareholder's equity	$	261,971

See accompanying notes to financial statements.

38 DEGREE ADVISORS, INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2015

Revenue	
Unregulated Revenue	$ 117,000
Other income	60,616
Total revenue	177,616
Expenses	
Professional Services	24,000
Professional Fees - FICA/CCO	30,600
Rent	15,000
Dues and Subscriptions	14,854
Marketing	14,667
Travel Expense	14,497
Professional Fees - All Other	13,751
Insurance expense	13,270
Automobile expense	9,051
Other operating expenses	23,494
Total expenses	173,184
Net Income (loss)	$ 4,432

See accompanying notes to financial statements.

38 DEGREE ADVISORS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the year ended December 31, 2015		
Shareholder's equity, beginning of year	$	181,514
Shareholder contributions		65,000
Shareholder withdrawals		-
Net income (loss)		4,432
Shareholder's equity, end of year	$	250,946

See accompanying notes to financial statements.

38 DEGREE ADVISORS, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2015	
Cash flows from operating activities	
Net Income (loss)	$ 4,432
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Changes in assets and liabilities:	
Accounts receivable	(72,617)
Other assets	(19,072)
Accrued liabilities	(9,423)
Net cash provided by (used in) operating activities	(96,680)
Cash flows from investing activities	
Purchase of Investment in Secret Golf Inc	(49,999)
Net cash provided by (used in) investing activities	(49,999)
Cash flows from financing activities	
Shareholder contributions	65,000
Net cash provided by (used in) financing activities	65,000
Net change in cash and cash equivalents	(81,679)
Cash and cash equivalents, beginning of year	131,145
Cash and cash equivalents, end of year	$ 49,466
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ -
Income tax payments	$ -

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

38 Degree Advisors Inc (the "Company") was formed as a sub-chapter S corporation under the laws of the State of California in October 2010. Since May 2014, The Company is a broker-dealer, registered with Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company advises on or facilitates private placement equity or debt offerings in addition to providing advisory services to facilitate mergers or acquisitions, financial restructurings, asset sales, divestitures or other corporate reorganizations or business combinations. Private placement transactions could include sales of private equity or debt securities, and warrants to institutional and accredited investors. The Company also provides non-regulated services in the areas of interim executive management and strategic & business consulting.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Revenue Recognition

The Company generates commission and fee income from assisting clients with the private placement of debt and equity capital, M&A advisory services, interim executive management and strategic and business consulting. Commission and fee income and related expenses are recognized when earned or incurred.

Income Taxes

The Company is organized in the state of California as a sub-chapter S corporation. The Company has elected to be treated as a sub-chapter S corporation for federal income tax purposes and does not record a provision or liability for income taxes. The shareholders report their share of the Company's income or loss on their tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes.

Management has evaluated the application of Financial Accounting Standards Board Accounting Standards Codification ("ASC") 740 "Income Taxes" to the Company, and has determined that no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of ASC 740. The prior three tax years generally remain subject to examination by the U.S. Federal and most state tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820, "Fair Value Measurements and Disclosures", establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

With regards to defining fair value and Level 3 hierarchy, unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available, representing the 38 Degree Advisors' own assumptions about the assumptions that a market participant would use in valuing the asset or liability, and that would be based on the best information available.

In determining fair value, 38 Degree Advisors use various valuation approaches. Inputs that are used in determining fair value of an instrument may include price information; quotations received from market makers, brokers, dealers and/or counterparties (when available and considered reliable); credit data; volatility statistics and other factors. Inputs, including price information, may be provided by independent pricing services or derived from market data. Inputs can be either observable or unobservable.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models and inputs that are less observable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised in determining fair value is greatest for instruments categorized in Level 3. The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level of the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 or 6 and 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2015, the Company's adjusted net capital was approximately $38,000 which exceeded the requirement by approximately $33,000.

3. Related party transactions

The Company receives fees for consulting and professional services from Secret Golf Inc. The Managing Director of the Company is the interim CEO of Secret Golf Inc. and has ownership interest in Secret Golf Inc as well. During 2015 the revenue earned for these consulting services was $72,000 plus $10,616 of reimbursable expenses and the Company has an accounts receivable at year-end of $133,616 from Secret Golf Inc.

4. Investment in Secret Golf Inc

Investment in Secret Golf Inc. consists of a direct ownership of Series A-1 preferred stock of Secret Golf Inc., a privately held company. The transaction price, excluding transaction costs, is typically 38 Degree Advisors' best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values in the investment's principal market under current market conditions.

38 Degree Advisors performs ongoing reviews based on an assessment of trends in the performance of each underlying investment from the inception date to the most recent valuation date. These assessments typically incorporate the original transaction price, recent transactions in the same or similar instruments, completed or pending third party transactions in the underlying investment or comparable issuers, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt capital markets and changes in financial ratios or cash flows.

As of December 31, 2015, the fair market value of the 38 Degree Advisors' investment in Secret Golf Inc. was $49,999. The investment in Secret Golf Inc. is included in Level 3 of the fair value hierarchy.

5. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets (at fair value)				
Investments in private companies	-	-	49,999	49,999

The following table presents additional information about Level 3 assets and liabilities measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs. Changes in Level 3 assets and liabilities measured at fair value for the year ended December 31, 2015:

	Beginning Balance January 1, 2015	Realized & Unrealized Gains (Losses)	Purchases Sales and Settlements	Net Transfers In and/or (Out) of	Ending Balance December 31, 2015	Unrealized Gains (Losses) for Investments still held at December 31, 2015
Assets (at fair value)						
Investments in private companies	-	-	49,999		49,999	-

6. Leases

The Company had an operating lease through October 2015 for office space that part of an Expense Sharing Agreement between the Company and its Managing Director. Rent expense under the expense sharing agreement for the year ended December 31, 2015 was $10,000.

In November 2015, 38 Degree Advisors entered into a lease agreement for office space with The Thesing Group for a two year term. Future minimum lease payments under the lease are as follows:

- 2016 $30,000
- 2017 $25,000

$55,000

Rent expense under this lease was $5,000 for the year December 31, 2015.

7. Subsequent events

These financial statements were approved by management and available for issuance on February 23, 2016. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures or adjustments.

38 DEGREE ADVISORS, INC.

SUPPLEMENTAL INFORMATION

December 31, 2015

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Net capital:		
Total Shareholders' Equity qualified for net capital	$	250,946
Less: Non allowable assets		(162,506)
Net capital		88,441
Haircut on securities		(49,999)
Adjusted net capital		38,441
Net minimum capital requirement of 6.67% of aggregate indebtedness of $11,025 or $5,000 whichever is greater		5,000
Excess net capital	$	33,441

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2015.	$	38,455
Increase in Accounts Payable		(14)
Net capital per above computation	$	38,441

There are no material differences between the above computation and the Company's corresponding unaudited Focus Report (form X-17A-5) filing as of December 31, 2015.

38 DEGREE ADVISORS, INC.

SUPPLEMENTAL INFORMATION

December 31, 2015

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street. Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Shareholders of 38 Degree Advisors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) 38 Degree Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which 38 Degree Advisors, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the 'exemption provisions") and (2) 38 Degree Advisors, Inc. stated that 38 Degree Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. 38 Degree Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about 38 Degree Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 23, 2016


38°
ADVISORS

February 11, 2016

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2015

Dear Sir/Madame:

For the fiscal year ending December 31, 2015, 38 Degree Advisors, Inc. claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(i) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

38 Degree Advisors, Inc. met the exemption provided above for the period ending December 31, 2015.

Sincerely,

William B. Portwood
CFO

4370 Alpine Road Suite 209 Portola Valley, CA 94028
Phone: (650) 850-4171
Member FINRA/SIPC

38 Degree Advisors, Inc.
4370 Alpine Road
Suite 209
Portola Valley, CA 94028

February 23, 2016

Michael Coglianese CPA, PC
125 E Lake Street, Suite 303
Bloomingdale, IL 60108

In connection with your engagement to apply agreed-upon procedures to the Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) of 38 Degree Advisors, Inc. (the "Company") for the year ended December 31, 2015, we confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your engagement.

1) We are responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.
2) We are responsible for establishing and maintaining effective internal control over compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).
3) We are responsible for the presentation of the Schedule of Assessment and Payments (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.
4) As of December 31, 2015, the Schedule of Assessment and Payments is presented in compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.
5) We are responsible for selecting the agreed-upon procedures criteria and for determining that such criteria are sufficient and appropriate for our purposes.
6) We have disclosed to you all known noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including noncompliance occurring after December 31, 2015.
7) We have made available all documentation and other information that we believe is relevant to our compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).
8) There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants regarding possible noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including communications received between December 31, 2015 and the date of this letter.
9) We have responded fully to all inquiries made to us by you during the engagement.
10) No events have occurred subsequent to December 31, 2015 and through the date of this letter that would require adjustment to or modification of the Schedule of Assessment and Payments.
11) Your report is intended solely for the information and use of the Company, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., the Securities Investor Protection Corporation, and is not intended to be and should not be used by anyone other than these specified parties.

Signature: 

Title: Managing Director



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors of 38 Degree Advisors, Inc.

We have audited the accompanying financial statements of 38 Degree Advisors, Inc. which comprise the statement of financial condition as of December 31, 2015, and the related notes to the financial statements. This financial statements is the responsibility of the 38 Degree Advisors, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of 38 Degree Advisors, Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 23, 2016

38 Degree Advisors, Inc.
4370 Alpine Road, Suite 209
Portola Valley, CA 94028

February 23, 2016

Michael Coglianese CPA, P.C.
125 East Lake Street, Suite 303
Bloomingdale, IL 60108

This representation letter is provided in connection with your audit of the financial statements of 38 Degree Advisors, Inc., which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 23, 2016, the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated October 28, 2015, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
  - Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters, including the names of all related parties and all relationships and transactions with related parties.
  - Additional information that you have requested from us for the purpose of the audit.
  - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
  - Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared. The most recent meetings held were: Directors on August 27, 2015.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.

- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management,
    - Employees who have significant roles in internal control, or
    - Others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- Related-party relationships or transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been properly accounted for and adequately disclosed in the financial statements.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements has been provided to you.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements.
- The Company has assessed the impact of FASB ASC 740, Income Taxes , and has determined that no material liability is required to be recorded.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.
- There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with *FASB Accounting Standards Codification 275, Risks and Uncertainties.*
- There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.
- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.
- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- We understand and acknowledge our responsibility for the fair presentation of the Net Capital Computation and Aggregated Indebtedness in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the Net Capital Computation and Aggregated Indebtedness, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the Net Capital Computation and Aggregated Indebtedness have not changed from those used in the prior period. The form and content of Net Capital Computation and Aggregated Indebtedness complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.
- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2015 or through February 23, 2016.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
    - Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
    - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at December 31, 2015 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2015.
- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.
- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2015 and through February 23, 2016.
- Net capital computations prepared by us during the period January 1, 2015 through February 23, 2016 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.
- There were no significant deficiencies, material weaknesses, or material inadequacies at December 31, 2015 or during the period January 1, 2016 through February 23, 2016, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).

- There are no outstanding past due PCAOB accounting support fees.
- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(a)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: 

Title: MANAGING DIRECTOR